UNDERTAKING TO FILE MATERIAL CONTRACTS

To:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Superintendent of Securities (Newfoundland and Labrador)

(collectively, the "Commissions")

Re:	TransGlobe Energy Corporation (the "Corporation") – (Final) Short Form Prospectus (the "Prospectus") dated February 14, 2012

              In connection with the Prospectus of the Corporation dated February 14, 2012 and pursuant to Section 4.2(a)(x) of National Instrument 44-101, the undersigned hereby undertakes to file with the Commissions an executed copy of the indenture to be entered into between the Corporation and Olympia Trust Company as soon as such agreement is executed and in any event within seven days after the completion of the distribution of securities covered by the Prospectus.

              DATED at Calgary, Alberta this 14th day of February, 2012.

TRANSGLOBE ENERGY CORPORATION

Per:	(signed) "David C. Ferguson"
David C. Ferguson
Vice President, Finance and Chief Financial Officer